Exhibit 99.1

Notice convening the annual general meeting of
Oatly Group AB (publ)

The shareholders of Oatly Group AB (publ) (“Oatly” or the “Company”) reg. no. 559081-1989, are hereby invited to the annual general meeting (the “AGM”) to be held at High Court, Malmöhusvägen 1, Malmö, at 14.00 (CEST) on Tuesday 20 May 2025.

Pursuant to clause 10 of Oatly’s articles of association, the board of directors has resolved that shareholders may exercise their voting rights at the AGM by post. Shareholders may therefore choose to exercise their voting rights in person at the meeting, by proxy or through postal voting. The board of directors proposes that the AGM is broadcasted over web link. Please note that shareholders will not be able to vote or otherwise participate through the web link.

Those who wish to exercise their voting rights at the AGM must:

·
be recorded in the share register maintained by Euroclear Sweden AB (“Euroclear”) on 12 May 2025 (the “Record Date”), and
·
give notice to the Company of their intention to attend the AGM according to the instructions under the heading “Notification of attendance in person or by proxy” or cast a postal vote according to the instructions under the heading “Instructions for postal voting” no later than on 14 May 2025.

Nominee-registered shares

Shareholders whose shares are nominee-registered through a bank or other authorized depositary, e.g. in a custody account, must – in addition to giving notice of their attendance – request that the shares be temporarily re-registered in their own name. Re-registration may be temporary (so-called voting rights registration) and requested from the nominee in advance in accordance with the nominee’s routines. Voting rights registration that the shareholder has requested and which has been issued by the nominee no later than 14 May 2025 will be accepted in the preparation of the share register.

Notification of attendance in person or by proxy

Shareholders who wish to attend the AGM in person or by proxy must notify the Company of this no later than 14 May 2025 either:

·
in writing to Oatly Group AB, “Annual General Meeting”, c/o Euroclear Sweden AB, Box 191, 101 23 Stockholm, Sweden,
·
by phone: +46 8 402 91 33 during business days between 09:00-16:00 (CEST), or
·
at https://investors.oatly.com/corporate-governance/annual-general-meeting-2025.

In the notification, provide your name or company name, personal or organization ID number, address, phone number and, if applicable, the number of persons attending with you (no more than two).

If attending by proxy or representative, a power of attorney, registration certificate or other authorization document should be sent to the Company at the above address well in advance of the AGM and preferably by 14 May 2025. Power of attorney forms are available on the Company’s website at·https://investors.oatly.com/corporate-governance/annual-general-meeting-2025.

Instructions for postal voting

A special form shall be used for postal voting. The postal voting form is available on Oatly’s website https://investors.oatly.com/corporate-governance/annual-general-meeting-2025.

Completed and signed postal voting forms can be sent by post to Oatly Group AB, “Annual General Meeting”, c/o Euroclear Sweden AB, Box 191, 101 23 Stockholm, Sweden or by e-mail to GeneralMeetingService@euroclear.com. The completed form must be received by Euroclear no later than 14 May 2025. Shareholders who are natural persons may also, on or before 14 May 2025, cast a postal vote electronically via verification with Swedish BankID on Euroclear’s website https://anmalan.vpc.se/euroclearproxy?sprak=1.

The shareholder may not give instructions other than to mark one of the alternative answers in the form. If the shareholder has included special instructions or conditions in the form, or changed or made amendments to the pre-printed text, the postal vote will be considered invalid. Further instructions and conditions can be found in the postal voting form and at https://anmalan.vpc.se/EuroclearProxy.

If a shareholder casts a postal vote by proxy, a written and dated power of attorney signed by the shareholder shall be enclosed with the postal voting form. Power of attorney forms are available on Oatly’s website at https://investors.oatly.com/corporate-governance/annual-general-meeting-2025. If the shareholder is a legal entity, a registration certificate or other authorization document must be enclosed with the form.

Those who wish to withdraw a postal vote and instead cast their vote by participating in the AGM in person or by proxy must notify the AGM’s secretariat before the meeting is opened.

Proposed agenda

1.
Opening of the meeting
2.
Election of the chairperson of the AGM
3.
Preparation and approval of the voting list
4.
Approval of the agenda
5.
Election of persons to verify the minutes
6.
Determination as to whether the AGM has been duly convened
7.
Submission of the annual report and auditor’s report and the consolidated annual report and auditor’s report for the group
8.
Resolution regarding adoption of the income statement and balance sheet and the consolidated income statement and consolidated balance sheet for the financial year 2024
9.
Resolution regarding the allocation of the Company’s profit or loss in accordance with the adopted balance sheet
10.
Resolution regarding discharge from liability of the members of the board of directors and the CEO
11.
Determination of the number of members of the board of directors
12.
Determination of the remuneration to the members of the board of directors
13.
Determination of the fees payable to the auditor

14.
Election of auditor
15.
Resolution regarding (a) amendment of the LTIP 2021-2026 incentive program and (b) approval of transfer of treasury instruments issued in connection with the LTIP 2021-2026 incentive program
16.
Resolution regarding (a) amendment of resolution on issue of share awards to certain members of the board of directors of Oatly Group AB (publ) and (b) approval of transfer of treasury warrants issued in connection with the share award program
17.
Closing of the meeting

Proposals for decision etc.

Item 2 – Election of the chairperson of the AGM

The Company’s nominating and corporate governance committee (the “Nomination Committee”), composed of Hannah Jones, Ann Chung and Lai Shu Tuen-Muk, proposes that Shoan Panahi (attorney), or anyone he appoints in his stead, is elected chairperson of the AGM.

Item 3 – Preparation and approval of the voting list

The voting list proposed for approval is the voting list drawn up by Euroclear on behalf of the Company, based on the AGM share register, shareholders having given notice of participation and being present at the AGM, and postal votes received.

Item 5 – Election of persons to verify the minutes

The board of directors proposes that Greta Ekblom (White & Case) shall verify the minutes of the meeting. The assignment to verify the minutes also include verifying the voting list and that the received postal votes are correctly reflected in the minutes of the meeting.

Item 9 – Resolution regarding the allocation of the Company’s profit or loss in accordance with the adopted balance sheet

The board of directors proposes that no dividend is distributed for the financial year 2024 and that the Company’s loss for the financial year 2024 is carried forward.

Item 11 – Determination of the number of members of the board of directors

It is proposed, in accordance with the Nomination Committee’s recommendation, that the number of members of the board of directors elected by the general meeting or in accordance with Oatly’s articles of association shall be ten (10), without deputy members.

Item 12 – Determination of the remuneration to the members of the board of directors

It is proposed, in accordance with the Company’s remuneration committee’s (the “Remuneration Committee”) recommendation, that compensation shall be allocated to the directors in accordance with the following:

•
USD 70,000 to the chairperson of the board of directors,
•
USD 60,000 to each ordinary member of the board of directors, who is not employed by the Company or any of its subsidiaries,
•
USD 22,500 to the chairperson of the audit committee,
•
USD 10,000 to each ordinary member of the audit committee,

•
USD 22,500 to the chairperson of the Remuneration Committee,
•
USD 10,000 to each ordinary member of the Remuneration Committee,
•
USD 22,500 to the chairperson of the Nomination Committee,
•
USD 10,000 to each ordinary member of the Nomination Committee, and
•
SEK 24,000 to each ordinary employee representative.

Item 13 – Determination of the fees payable to the auditor

It is proposed, in accordance with the Company’s audit committee’s (the “Audit Committee”) recommendation, that the auditor fees be paid in accordance with approved invoices.

Item 14 – Election of auditor

It is proposed, in accordance with the Audit Committee’s recommendation, that the registered auditing company Ernst & Young Aktiebolag is re-elected as auditor for the period until the close of the next annual general meeting.

Item 15 – Resolution regarding (a) amendment of the LTIP 2021-2026 incentive program and (b) approval of transfer of treasury instruments issued in connection with the LTIP 2021-2026 incentive program

Background and reasons

In 2021, Oatly adopted an incentive award plan (the “Oatly Incentive Plan”) under which the Company may, subject to approval by the shareholders at a general meeting, issue different types of awards, including stock options, restricted stock units (“RSUs”) and other incentive awards.

Pursuant to the Oatly Incentive Plan, an extraordinary general meeting held on 6 May 2021, resolved to implement a long-term group-wide incentive program for members of the group management, key employees and other employees in the Company and within the Oatly group, as well as consultants who work full-time for the Oatly group and over a longer period (“LTIP 2021–2026”). LTIP 2021-2026 was amended through resolutions at the annual general meetings on 25 May 2023 and 15 May 2024. The annual general meeting on 15 May 2024, also resolved that the Company would carry out an option exchange process, through which certain senior key employees exchanged stock options against new RSUs that vest in equal instalments over two years.

In connection with the implementation of LTIP 2021–2026, the Company issued a total of 68,106,582 warrants (Sw. teckningsoptioner) for purposes of securing delivery of ordinary shares, warrants or American depository shares (“ADS”) in the Company upon exercise of RSUs and stock options granted in LTIP 2021–2026. Based on the number of RSUs and stock options outstanding as of the date of this resolution proposal, 32,958,682 of the warrants issued in connection with the implementation of LTIP 2021–2026 remain to be used for hedging purposes. In addition, the Company may, pursuant to the Oatly Incentive Plan, also apply any warrants that become available if any award granted under the Oatly Incentive Plan expires, lapses or is terminated. Such warrants that are or may become available as hedging instruments for future grants under the Oatly Incentive Plan are in this resolution referred to as “Treasury Warrants”.

On 18 February 2025, the Company completed a ratio change whereby the ratio of our ADSs to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). As a result of the ADS Ratio Change, outstanding stock options and RSUs were adjusted to reflect the new ADS to ordinary share ratio. All references to a specific number of ADSs, RSUs or stock options in this proposal reflect the new ADS to ordinary share ratio of one ADS representing twenty ordinary shares (1:20).

As of the date of this proposal, a total of 586,502 stock options and 831,708 RSUs are outstanding, i.e. stock options and RSUs that are still subject to vesting or, for stock options, that have vested and not been exercised (and that have not otherwise expired, lapsed or terminated) under LTIP 2021-2026 (corresponding to a total of 28,364,200 ordinary shares and 1,418,210 ADSs, if all outstanding stock options and RSUs are vested and exercised).

The board of directors of Oatly now proposes that the AGM resolves on an amendment of LTIP 2021–2026, entailing certain changes to the allocation principles under LTIP 2021–2026. The background to the proposed changes is the Company’s ADS price development, and the intention is to enable the Company to grant a greater number of awards to participants during the coming twelve-month period. The board of directors notes that, as a result of the proposed changes to the allocation principles, all Treasury Warrants may be utilized during the coming twelve-month period. If this would be the case, the board of directors intends to put forward a proposal for a new long-term incentive program to the annual general meeting to be held in 2026.

The proposal on an amendment of LTIP 2021–2026 has been put forward because the Remuneration Committee and the board of directors believe that the amendment is of importance and in the best interests of Oatly and its shareholders for purposes of enabling the Company to attract and retain critical talent for current and future members of the executive management team, top key personnel, selected senior key personnel, selected mid-level personnel and other personnel.

In view of the above, the board of directors proposes that the AGM resolves on an amendment of LTIP 2021–2026 and on approval of transfer of Treasury Instruments (as defined below) in accordance with items (a) and (b) below. The resolutions under items (a) and (b) are proposed to be conditional upon each other and for that reason it is proposed that such resolutions are passed as one resolution.

The terms and conditions of this resolution to amend LTIP 2021–2026 shall replace the terms and conditions of the resolution approved at the annual general meeting held on 15 May 2024 and shall apply to grants made after the date of this resolution. In the event this resolution is not passed, the current terms and conditions of LTIP 2021–2026 will remain in force in accordance with the resolution passed at the annual general meeting held on 15 May 2024.

Item 15(a) – Proposal on amendment of LTIP 2021–2026

The board of directors proposes that the AGM resolves to amend LTIP 2021–2026. LTIP 2021–2026 was implemented, and is amended, under and pursuant to the Oatly Incentive Plan. Please refer to the section Terms and conditions of the Oatly Incentive Plan below.

Following the amendment, LTIP 2021–2026 is proposed to include grants of stock options and RSUs (together, “Awards”) to current and future members of the executive management team, top key personnel, selected senior key personnel, selected mid-level personnel and other personnel. In addition to the 586,502 stock options and 831,708 RSUs outstanding under LTIP 2021–2026 as of the date of this resolution proposal, 1,647,934 Awards may be granted under LTIP 2021–2026, in accordance with the terms and conditions of the Oatly Incentive Plan and the principal terms and conditions set out below.

If, pursuant to the Oatly Incentive Plan, the total number of Treasury Warrants divided by twenty should exceed the total number of Awards contemplated by this resolution proposal, the number of stock options and RSUs, respectively, shall be increased in proportion with the number originally contemplated by this resolution proposal in accordance with the principles set out in the section Allocation principles, etc. below.

LTIP 2021–2026 – Stock Options (with Treasury Warrants as a hedging arrangement)

Each stock option entitles the holder to acquire either twenty ordinary shares in the Company, twenty Treasury Warrants or one ADS in accordance with the following terms and conditions:

(i)
Stock options may be granted without consideration no later than 31 December 2026.
(ii)
Stock options may be granted to the chief executive officer, members of the executive management team and top key personnel, and selected senior key personnel, as set out below under the section Allocation principles, etc.
(iii)
Each stock option entitles the holder to acquire, as determined by the board of directors, either (a) twenty ordinary shares in the Company; (b) twenty Treasury Warrants; or (c) one ADS, each at an exercise price equal to 100% of the fair market value of the relevant instrument(s), as determined in accordance with the Oatly Incentive Plan.
(iv)
The stock options will be subject to time-based vesting requirements. The stock options will vest and become exercisable in equal instalments on each of the first three annual vesting dates falling after the grant date. The first annual vesting date shall not fall earlier than six months following the date of grant, and the second and third annual vesting dates shall fall no earlier than the first and second anniversary of the first annual vesting date. Vesting is conditional upon the participant remaining employed or engaged by the Oatly group at the applicable vesting date. If the participant has ceased to be employed or engaged by the Oatly group due to the group’s termination without Cause or due to death, Disability or Qualifying Retirement (as such terms are defined in the Oatly Incentive Plan), any unvested stock options may become immediately vested and exercisable.
(v)
The stock options may not be transferred or pledged.
(vi)
Upon vesting, stock options will remain exercisable for a period of up to five years (and in no event will be exercisable for longer than ten years from the grant date), provided that the holder does not cease to be employed or engaged by the Oatly group (in which case the stock options will be exercisable for a maximum period of one year from the date the holder ceased to be employed or engaged by the group).
(vii)
The terms and conditions for the stock options granted under LTIP 2021–2026 may differ between countries due to differences in local legislation, however the terms and conditions may not be more favourable for participants than the terms and conditions of this resolution proposal.

LTIP 2021–2026 – RSUs (with Treasury Warrants as a hedging arrangement)

The Company may grant participants RSUs, each giving the holder a right, subject to certain vesting conditions being met, to receive, as determined by the board of directors, either (i) twenty ordinary shares in the Company; (ii) twenty Treasury Warrants; or (iii) one ADS, in each case free of charge or at an exercise price equal to the quota value of the Company’s ordinary shares at the time of exercise of the RSU, times twenty. The following terms and conditions shall apply to the RSUs:

(i)
RSUs may be granted without consideration no later than 31 December 2026.
(ii)
RSUs may be granted to the chief executive officer, members of the executive management team and top key personnel, selected senior key personnel, selected mid-level personnel and other personnel, as set out below under the section Allocation principles, etc.
(iii)
The RSUs granted will be subject to time-based vesting requirements. The RSUs will vest and become exercisable in equal instalments on each of the first three annual vesting dates falling after the grant date. The first annual vesting date shall not fall earlier than six months following the date of grant, and the second and third annual vesting date shall fall no earlier than the first and second anniversary of the first annual vesting date. Vesting is conditional upon the participant remaining employed or engaged by the Oatly group at the applicable vesting date. If the participant has ceased to be employed or engaged by the Oatly group due to the group’s termination without Cause or due to death, Disability or Qualifying Retirement (as such terms are defined in the Oatly Incentive Plan), any unvested RSUs may become immediately vested and exercisable.
(iv)
The RSUs may not be transferred or pledged.
(v)
The terms and conditions for the RSUs granted under LTIP 2021–2026 may differ between countries due to differences in local legislation, however the terms and conditions may not be more favourable for participants than the terms and conditions of this resolution proposal.

Recalculation due to share split, reverse share split, etc.

The exercise price, and the number of ordinary shares, Treasury Warrants or ADSs, that each stock option or RSU entitles to subscription for will be adjusted in the event of a share split, reverse split, ADS ratio change, etc. pursuant to the terms of the Oatly Incentive Plan.

Allocation principles, etc.

General

The participants’ right to be granted stock options and RSUs following the general meetings’ resolution have been differentiated with reference to position, responsibility and working performance in the Oatly group. The participants have for this reason been divided into the below five categories, which may each comprise current and future employees or long-term consultants of the Oatly group.

The right to be granted stock options or RSUs out of LTIP 2021–2026 shall be reserved for participants in Categories A, B, C, D and E. Stock options and RSUs may be granted on one or more occasions during each financial year, but grants may not be made to a greater number of participants per Category and financial year than the maximum number set out below:

•
Category A: CEO (not more than one participant per financial year)
•
Category B: Other members of the executive management team and top key personnel (not more than 25 participants per financial year)
•
Category C: Selected senior key personnel (not more than 975 participants per financial year)
•
Category D: Selected mid-level key personnel (not more than 999 participants per financial year)
•
Category E: Other personnel (not more than 2,000 participants per financial year)

The below allocation principles shall apply to the grant of stock options and RSUs within, respectively, Categories A, B, C, D and E. The maximum numbers listed below shall apply for each financial year irrespective of whether grants are made on one or more occasions and the board of directors shall not be prevented from allocating less Awards than the maximum numbers set out in the tables below. The board of directors intend to apply the allocation principles with an aim to achieve an appropriate allocation size on an annual basis. The size of annual allocations may vary depending on, among other things, individual seniority, total compensation mix, personnel changes and fluctuations in the market price of the Company’s ADSs. Further, the total number of Awards granted may never exceed the number of Treasury Warrants available to secure the settlement of Awards, divided by twenty. Thus, the number of Awards available to be granted during individual years for the duration of LTIP 2021–2026 may vary depending on the outcome of such factors. The development of such factors may entail that the number of Treasury Warrants available for grants during later years of LTIP 2021–2026 are insufficient to achieve a proportional annual allocation.

Maximum allocation per participant and year within each Category

The below table outlines the maximum number of each type of Awards that may be allocated per participant and year within each Category. The column All Awards indicates the total maximum number of Awards that may be allocated to any participant within each Category per year, irrespective of how the number is distributed among the types of Awards.

	Stock options Maximum number per participant and year	RSUs Maximum number per participant and year	All Awards Total maximum number of Awards per participant and year
Category A:	N/A	170,000	170,000
Category B:	N/A	170,000	170,000
Category C:	N/A	45,000	45,000
Category D:	N/A	2,000	2,000
Category E:	N/A	800	800

Maximum allocation within each Category

The below table outlines the total maximum number of each type of Award that may be allocated within each Category per year. The column All Awards indicates the total maximum number of Awards that may be allocated within each Category and year, irrespective of how the number is distributed among the types of Awards.

	Stock options Maximum number within the Category per year	RSUs Maximum number within the Category per year	All Awards Total maximum number of Awards per Category and year
Category A:	N/A	170,000	170,000
Category B:	N/A	440,000	440,000
Category C:	N/A	950,000	950,000
Category D:	N/A	500,000	500,000
Category E:	N/A	130,000	130,000

Adjustments for additional available Treasury Warrants

The numbers of Awards available to be granted within each Category per year are based on the total of approximately 32,958,682 Treasury Warrants available as hedging instruments for future grants as of the date of this resolution proposal, and the number of years remaining of LTIP 2021–2026. If additional Treasury Warrants become available for grants, inter alia due to the expiration, lapsing or termination of grants made prior to or following this resolution proposal, due to the maximum number of Awards not having been allocated during any year, such additional available Treasury Warrants shall be applied to increase the number of stock options and RSUs available to be granted during the remaining years of LTIP 2021–2026 in accordance with the following principles:

(i)
The number of additional Treasury Warrants having become available as hedging instruments during a year shall be divided by the number of years remaining up to and including 2026 (such calculation to include the year the hedging instruments have become available), and the quotient shall then increase the maximum number of stock options and RSUs available to be granted in Categories A, B, C, D and E in proportion to the maximum number of Awards in each Category as stated in the table above.
(ii)
The maximum number of participants per year in each Category and the maximum number of Awards per participant in each category may not be exceeded.

Non-allocated Awards

In the event all stock options or RSUs within Categories A, B, C, D and E are not granted, such non-granted stock options and RSUs may be offered to participants in another category with less stock options and/or RSUs available for allotment during the relevant financial year. The maximum number of stock options and/or RSUs per participant within each category as set out above may however not be exceeded for any individual.

Settlement

The board of directors shall be entitled to decide that participants may, instead of delivery of Treasury Warrants, ADSs or ordinary shares in the Company, be offered cash settlement upon exercise of stock options or RSUs granted under LTIP 2021–2026 in accordance with the provisions of the Oatly Incentive Plan.

Item 15(b) – Proposal on approval of transfer of Treasury Instruments

Oatly retains, and will in the future retain, the Treasury Warrants. Each Treasury Warrant gives a right to subscribe for one ordinary share in the Company at a price equal to the quota value of the Company’s ordinary share (currently SEK 0.0015) before or on 31 December 2040.

The board of directors proposes that the AGM approves that transfers of Treasury Warrants, ordinary shares or ADSs resulting from the exercise of the Treasury Warrants (jointly the “Treasury Instruments”) may occur on the following terms and conditions:

(i)
The right to acquire Treasury Instruments shall be granted to participants covered by the terms and conditions of LTIP 2021–2026 (as amended). Transfers may be made against no consideration, against consideration corresponding to the quota value of ordinary shares in the Company or against consideration in another amount, in each case pursuant to the terms of Awards granted under LTIP 2021–2026.
(ii)
Treasury Instruments may be transferred to third parties engaged or established for settlement of exercises of Awards within LTIP 2021–2026 and ancillary services, or otherwise sold or disposed of, for purposes of securing delivery of ordinary shares or ADSs or otherwise settling exercises of

Awards under LTIP 2021–2026. Treasury Instruments may be transferred to and by such third parties against no consideration, against consideration corresponding to the quota value of ordinary shares in the Company or against consideration in another amount.
(iii)
Treasury Instruments may be transferred during such periods as may be necessary or appropriate for purposes of securing delivery of ordinary shares or ADSs or otherwise settling exercises of Awards under LTIP 2021–2026.
(iv)
The number of ADSs in the Company that may be transferred under LTIP 2021–2026 may be subject to recalculation in the event of a split, reverse split, ADS ratio change, etc. pursuant to the terms of the Oatly Incentive Plan.

For the avoidance of doubt, the approval of transfers of Treasury Instruments under this Item 15(b) shall not be deemed to limit, restrict or prevent any assignment, transfer or other disposal of warrants in the Company approved by the extraordinary general meeting held on 6 May 2021 or the annual general meetings on 25 May 2023 or 15 May 2024 with respect to grants of RSUs or stock options made prior to the approval of this resolution proposal, and transfer of such warrants may also occur on the terms and conditions of this Item 15(b).

Item 16 – Resolution regarding (a) amendment of resolution on issue of share awards to certain members of the board of directors of Oatly Group AB (publ) and (b) approval of transfer of treasury warrants issued in connection with the share award program

Background and reason

Oatly has in 2021 adopted an incentive award plan (the “Oatly Incentive Plan”) under which the Company may, subject to approval by the shareholders at a general meeting, issue different types of awards, including stock options, restricted stock units and other incentive awards.

Pursuant to the Oatly Incentive Plan, an extraordinary general meeting held on 6 May 2021 resolved to implement an incentive program for members of the board of directors who are not employed by the Oatly group, or by Verlinvest, China Resources, Blackstone or Östersjöstiftelsen (the “Board Participants”), under the Oatly Incentive Plan (the “Board LTIP”). Under the Board LTIP, the Company may grant share awards (“Share Awards”) to the Board Participants. The Board LTIP was amended through resolutions at the annual general meetings on 25 May 2023 and 15 May 2024.

In order to secure delivery of ordinary shares under the Board LTIP, the general meeting held on 6 May 2021 resolved on issue and approval of transfer of 1,389,933 warrants of series 2021-B, each exercisable into one ordinary share in the Company (the “2021-B Warrants”).

Equity-based awards are a central part of an attractive and competitive remuneration package in order to attract, retain and motivate internationally competent members of the board of directors, and to focus the Board Participants on delivering exceptional performance which contributes to value creation for all shareholders. Granting equity-based awards to certain members of the board of directors will increase and strengthen the Board Participants’ dedication to Oatly’s operations, improve company loyalty and be beneficial to both the shareholders and Oatly.

On 18 February 2025, the Company completed a ratio change whereby the ratio of our American depositary shares (each an “ADS”) to ordinary shares was changed from one ADS representing one ordinary share to one ADS representing twenty ordinary shares (the “ADS Ratio Change”). As a result of the ADS Ratio Change, outstanding Share Awards were adjusted to reflect the new ADS to ordinary share ratio. The Remuneration Committee has put forward this proposal to update the Board LTIP for the ADS Ratio Change, and all references to a specific number of ADSs or Share Awards in this proposal reflect the new ADS to ordinary share ratio of one ADS representing twenty ordinary shares (1:20). It should be noted that this proposal does not change the maximum USD amount that may be granted to a Board Participant each year. It should further be noted that all available 2021-B Warrants may be utilized during the coming twelve-month period.

It is therefore proposed that the AGM resolves to approve an amendment of the Board LTIP and the transfer of 2021-B Warrants in accordance with items (a) and (b) below. The resolutions under items (a) and (b) are proposed to be conditional upon each other and for that reason it is proposed that both resolutions are passed as one resolution.

The terms and conditions of this resolution to amend the Board LTIP shall replace the terms and conditions of the resolution approved by the annual general meeting held on 15 May 2024 and shall apply to Share Awards made after the date of this resolution. In the event this resolution is not passed, the current terms and conditions of the Board LTIP will remain in force in accordance with the resolution passed by the annual general meeting held on 15 May 2024.

Item 16(a) – Proposal on amendment of the Board LTIP

It is proposed that the AGM resolves to amend the Board LTIP. The Board LTIP was implemented, and is amended, under and pursuant to the Oatly Incentive Plan. Please refer to the section Terms and conditions of the Oatly Incentive Plan below.

In addition to the 52,179 Share Awards granted to members of the board of directors under the Board LTIP which have vested or remain outstanding as of the date of this resolution proposal, 17,317 Share Awards (corresponding to a total of 346,340 ordinary shares and 17,317 ADSs, if all such Share Awards are granted and vested) remain to be granted following the amendment proposed under this resolution proposal.

Below is a description of the main terms and conditions for the Share Awards following the amendment pursuant to this resolution proposal.

•
The Share Awards may be granted to the Board Participants, meaning the members of the board of directors who are not employed by the Oatly group, or by Verlinvest, China Resources, Blackstone or Östersjöstiftelsen.
•
Each Board Participant may each year be granted a number of Share Awards equivalent to USD 140,000, as determined by the closing price of the Company’s ADS on Nasdaq Global Select Market on the last trading day immediately preceding the date of grant of the Share Award, provided however that in no event shall a Board Participant be awarded more than 7,000 Share Awards per year, and the total number of Share Awards awarded to all Board Participants, excluding Share Awards that have lapsed, been terminated or forfeited, shall in no event exceed 69,496.
•
The Share Awards shall be granted free of charge to the Board Participants no later than 31 December 2026.
•
The Share Awards shall vest on the date of the next annual general meeting after the date of grant, provided that the relevant Board Participant is still a board member of Oatly on such date.
•
Each vested Share Award entitles the holder to receive, as determined by the board of directors, either (a) twenty ordinary shares in the Company; (b) twenty 2021-B Warrants; or (c) one ADS in the Company, without any compensation being payable (or at a price equal to the quota value of the Company’s ordinary shares, times twenty), provided that the holder is still a board member of Oatly at the relevant time of vesting.
•
The Share Awards may not be transferred or pledged.

•
The number of ordinary shares, 2021-B Warrants or ADSs in the Company that each Share Award entitles to subscription for will be adjusted in the event of a split, reverse split, ADS ratio change, etc. in accordance with customary re-calculation terms.

Item 16(b) – Proposal transfer of 2021-B Warrants

In order to fulfill the commitments arising from the Share Awards, it is proposed that AGM authorizes that the Company may assign the 2021-B Warrants to a third party, or in another way dispose of the 2021-B Warrants, in accordance with the above.

Majority requirements

Approval of the proposals according to item 15 and 16 requires that the proposals are supported by shareholders representing at least nine tenths of the votes cast and the shares represented at the AGM.

Documents

Documents that shall be made available prior to the AGM pursuant to the Swedish Companies Act will be made available at Oatly, Ångfärjekajen 8, 211 19 Malmö, and on Oatly’s website at https://investors.oatly.com/corporate-governance/annual-general-meeting-2025 no later than from and including 29 April 2025. The documents will be sent to shareholders who so request and provide their postal address.

Shareholders’ right to receive information

The board of directors and the CEO shall, if any shareholder so requests and the board of directors believes that it can be done without material harm to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda and the Company’s relation to other companies within the group.

Processing of personal data

For information on how your personal data is processed, see https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf.

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Malmö, April 2025

Oatly Group AB (publ)

Board of directors